FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2006

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F  X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Affairs

Date:

April 7, 2006

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

ANNUAL AND SPECIAL MEETING

March 9, 2006

Vancouver, B.C. - Southwestern Resources Corp. (SWG-TSX) announced that all shareholders of record as at March 21, 2006 will be entitled to receive notice of and to vote at the Annual and Special Meeting of shareholders of the Company, to be held at 10:00 a.m. on Friday May 5, 2006 at the Four Seasons Hotel, Vancouver, B.C.

For more information, please contact:

Thomas W. Beattie, VP, Corporate Affairs

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN APPOINTS NEW DIRECTOR AND INTERIM VP EXPLORATION

March 17, 2006

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) announced today the appointment of Mr. Timo Jauristo to the Board of Directors and as Interim Vice-President, Exploration, following the retirement of Mr. Daniel G. Innes. Mr. Innes will remain a Director of Southwestern until the Company’s Annual Meeting of shareholders to be held on May 5, 2006.

Mr. Paterson, President of the Company, said “Daniel has made an exceptional contribution to the growth of Southwestern since its inception.  I am pleased that Daniel will continue to identify opportunities for the Company in a consulting role and remain part of our exploration team.”

The Board of Directors and management wish to thank Mr. Innes for his tireless energy, enthusiasm and entrepreneurial spirit he brought to Southwestern, which he co-founded, and are pleased that he will continue to contribute to the Company’s success.

Mr. Jauristo, Southwestern’s Vice-President, Corporate Development and Interim Vice-President of Exploration, has over 21 years expertise in the mining industry and prior to joining Southwestern in June 2005 was General Manager–Corporate Development for Placer Dome Inc.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The Company has a number of significant projects including the Boka Gold Project in China with Team 209, where a major drilling program is being conducted, the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. as well as the 100% owned Accha Zinc Project in Peru. The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a Joint Venture with Newmont Overseas Exploration Limited.

For more information, please contact:

John G. Paterson, President & CEO

Thomas W. Beattie, VP, Corporate Affairs

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.  REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

March 17, 2006

ITEM 3.

PRESS RELEASE

Issued March 17, 2006 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer (“Southwestern”) announced today the appointment of Mr. Timo Jauristo to the Board of Directors and as Interim Vice-President, Exploration, following the retirement of Mr. Daniel G. Innes. Mr. Innes will remain a Director of Southwestern until the Company’s Annual Meeting of shareholders to be held on May 5, 2006.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, VP Corporate Affairs

Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 17th day of March 2006.

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN APPOINTS NEW DIRECTOR AND INTERIM VP EXPLORATION

March 17, 2006

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) announced today the appointment of Mr. Timo Jauristo to the Board of Directors and as Interim Vice-President, Exploration, following the retirement of Mr. Daniel G. Innes. Mr. Innes will remain a Director of Southwestern until the Company’s Annual Meeting of shareholders to be held on May 5, 2006.

Mr. Paterson, President of the Company, said “Daniel has made an exceptional contribution to the growth of Southwestern since its inception.  I am pleased that Daniel will continue to identify opportunities for the Company in a consulting role and remain part of our exploration team.”

The Board of Directors and management wish to thank Mr. Innes for his tireless energy, enthusiasm and entrepreneurial spirit he brought to Southwestern, which he co-founded, and are pleased that he will continue to contribute to the Company’s success.

Mr. Jauristo, Southwestern’s Vice-President, Corporate Development and Interim Vice-President of Exploration, has over 21 years expertise in the mining industry and prior to joining Southwestern in June 2005 was General Manager–Corporate Development for Placer Dome Inc.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The Company has a number of significant projects including the Boka Gold Project in China with Team 209, where a major drilling program is being conducted, the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. as well as the 100% owned Accha Zinc Project in Peru. The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a Joint Venture with Newmont Overseas Exploration Limited.

For more information, please contact:

John G. Paterson, President & CEO

Thomas W. Beattie, VP, Corporate Affairs

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

May 5, 2006

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of Southwestern Resources Corp. (the "Company") will be held at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on Friday, May 5, 2006 at 10:00 a.m. for the following purposes, as more fully set forth in the Management Information Circular accompanying this Notice.

At the Meeting, shareholders will be asked to:

1.

receive the Report to Shareholders, the Audited Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2005 and the Auditors’ Report thereon;

2.

set the number of directors at five and elect directors for the ensuing year;

3.

appoint auditors for the Company and authorize the directors to fix the auditors’ remuneration; and

4.

transact such other business as may properly come before the Meeting or any adjournment thereof.

The Report to Shareholders, Audited Consolidated Financial Statements and Auditors’ Report are included in the Company’s Annual Report accompanying this Notice.

The Directors have fixed the close of business on March 21, 2006 as the record date for determination of shareholders entitled to notice of and the right to vote at the Meeting, either in person or by proxy, in accordance with and subject to the provisions of the Business Corporations Act (British Columbia).

BY ORDER OF THE BOARD OF DIRECTORS

“Thomas W. Beattie”

March 22, 2006

Thomas W. Beattie

Vancouver, British Columbia

Vice President, Corporate Affairs

The Board of Directors encourages each shareholder to attend the Meeting in person.  WHETHER OR NOT YOU EXPECT TO ATTEND, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. If you attend the Meeting, the delivery of your proxy will not prevent you from voting in person. To be effective, proxies must be received by the Company’s transfer agent, Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, facsimile within North America:  1-866-249-7775 - outside North America:  (416) 263-9524, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the commencement of the Meeting.  The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the commencement of the Meeting. Beneficial shareholders who receive a proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

SOUTHWESTERN RESOURCES CORP.

MANAGEMENT INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT MARCH 21, 2006

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management (the “Management”) of Southwestern Resources Corp. (the "Company" or “Southwestern”) for use at the Annual General Meeting (the "Meeting") of shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof.  It is expected that the solicitation will be primarily by mail.  Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

GENERAL PROXY INFORMATION

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder's behalf in accordance with the instructions given by the Shareholder in the proxy.  The persons whose names are printed in the enclosed form of proxy are officers or Directors of Southwestern (the "Management Proxyholders").

A Shareholder has the right to appoint a person other than a Management Proxyholder, to represent the Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a Shareholder.

VOTING BY PROXY

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a Shareholder does not specify a choice and the Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of Southwestern knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of Southwestern's registrar and transfer agent, Computershare Investor Services Inc. by mail at 9th Floor – 100 University Avenue, Toronto, ON  M5J 2Y1 or by fax (866) 249-7775, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only Shareholders whose names appear on the records of Southwestern as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting.  Most Shareholders of Southwestern are "non-registered" Shareholders because the Shares they own are not registered in this names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the Shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee").  If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, Southwestern has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting.  Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder.  The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided.  Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits Southwestern to forward meeting materials directly to "non objecting beneficial owners".  If Southwestern or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf.  By choosing to send these materials to you directly, Southwestern (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a registered Shareholder, his attorney authorized in writing or, if the registered Shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date.  The instrument revoking the proxy must be deposited at the registered office of Southwestern, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered Shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

                          INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors or the appointment of auditors.

                                  VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value.  All issued shares are entitled to be voted at meetings of shareholders and each has one non-cumulative vote.  There are 46,239,522 common shares issued and outstanding. Only those shareholders of record on March 21, 2006 will be entitled to vote at the Meeting or any adjournment thereof. Unless stated otherwise, all matters presented to the Meeting require approval by a simple majority of the votes cast at the Meeting.

To the knowledge of the directors and executive officers of the Company, only the following persons or companies beneficially own, directly or indirectly, or exercise control or direction over shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances:

Name	Number of Shares	Percentage of Outstanding Shares
John G. Paterson	8,100,850 (1)	17.51%

(1)

Of these shares 7,269,000 (representing 15.72% of the Company’s outstanding shares) are owned by Global Gold Corporation ("Global"), a private Ontario company the President of which is John G. Paterson, the Company's President. Global's shares are owned by John G. Paterson (8.21%) and Neil L. Paterson (John G. Paterson's brother) (91.79%).  John G. Paterson exercises voting control over the shares of the Company held by Global.

(2)

                                                     ELECTION OF DIRECTORS

The Management proposes to nominate the persons named in the following table for election as directors of the Company.  Each director elected will hold office until the next Annual Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

The following information concerning the proposed nominees, all of whom are ordinarily resident in Canada, has been furnished by each of them:

Name	Director Since(1)	Present Principal Occupation, Business or Employment (2)	Shares Owned (3)	Stock Options held
JOHN G. PATERSON Vancouver, B.C.	1991	President & Chief Executive Officer of the Company, President and Director of Superior Diamonds Inc. (public mineral exploration companies). President of Glengarry Resource Management Inc. (private consulting company).	8,100,850	375,000
W. DAVID BLACK (4)(5)(6) Vancouver, B.C.	2000	Chair of the Board of the Company. Retired; Partner, DuMoulin Black, LLP, from 1968 to December 2003.	47,000	235,000

JAMES B. HUME (4)(5)(6)(7) Calgary, Alberta	2002	President and CEO of the Kahanoff Group of companies based in Alberta.	10,000	210,000
WILLIAM D. McCARTNEY (4)(5)(6)(7) Vancouver, B.C.	2004	President and CEO of Pemcorp Management Inc. (private financial consulting company)	500	140,000

Name	Director Since(1)	Present Principal Occupation, Business or Employment (2)	Shares Owned (3)	Stock Options held
TIMO JAURISTO(7) Vancouver, B.C.	2006	Vice President, Corporate Development and Interim Vice President, Exploration of Southwestern; Former General Manager – Corporate Development for Placer Dome Inc. from January 2000 to June 2005 (public mining company); President of Austgold Consulting Ltd. (private consulting company)	nil	350,000

(1)

Term of office expires at the next annual meeting of shareholders, scheduled to be held on May 5, 2006.

(2)

Includes present and past principal occupations, business or employment for preceding five years unless the proposed director is now a director and was elected to the present term of office by a vote of securityholders at a meeting, the notice of which was accompanied by an information circular.

(3)

The approximate number of voting shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed director as at March 21, 2006. Directors, as well as the CEO, are required to own shares.

(4)

Member of the Audit Committee.

(5)

Member of the Compensation Committee.

(6)

Member of the Corporate Governance and Nominating Committee.

(7)

Member of the Environment and Safety Committee.

 STATEMENT OF EXECUTIVE COMPENSATION

The purpose of this Statement of Executive Compensation is to provide disclosure of all compensation earned by certain executive officers and directors in connection with office or employment by the Company.

Compensation Summary

This table sets out all compensation paid to the Company’s Chief Executive Officer, Chief Financial Officer and each of the Company’s three most highly compensated executive officers other than the Chief Executive Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total annual compensation exceeds $150,000 (collectively the “Named Executive Officers”) during the previous three financial years.

SUMMARY COMPENSATION TABLE – NAMED EXECUTIVE OFFICERS

		Annual Compensation			Long-Term Compensation (1) (2)
					Awards		Payouts
Name & Principal Position	Year	Salary ($)	Performance Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
John G. Paterson(3) President & CEO	2005 2004 2003	nil nil nil	nil(4) nil nil	194,250 (5) 161,250 (5) 145,500 (5)	125,000 200,000 nil	nil nil nil	nil nil nil	nil nil nil
Daniel G. Innes(3) Former VP, Exploration	2005 2004 2003	nil nil nil	50,000(6) 150,000(6) nil	105,500(6) 70,000(6) 51,750(6)	125,000 200,000 nil	nil nil nil	nil nil nil	nil nil nil
Thomas W. Beattie VP, Corporate Affairs & Corporate Secretary	2005 2004 2003	nil nil 54,625	50,000(7) 50,000(7) nil	140,050(7) 147,055(7) 48,780(7)	100,000 60,000 nil	nil nil nil	nil nil nil	nil nil nil
Parkash K. Athwal VP, Finance & CFO	2005 2004 2003	nil 140,577 120,000	50,000(8) 40,000(8) nil	93,675(8) nil nil	100,000 80,000 nil	nil nil nil	nil nil nil	nil nil nil

(1)

The Company did not grant any Stock Appreciation Rights (“SAR”). SAR means a right, granted by the Company as compensation for employment services or office, to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

(2)

The Company did not have any Long-Term Incentive Plans (“LTIP”). LTIP means any plan providing compensation intended to motivate performance over a period greater than one financial year. LTIP’s do not include option plans, SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

(3)

Member of the Board of Directors.

(4)

The CEO requested that the Compensation Committee exclude him from any consideration of performance bonuses to be awarded in 2005.

(5)

Paid to Glengarry Resource Management Inc., a private consulting company controlled by Mr. Paterson.

(6)

Paid to D.G. Innes & Associates Ltd., a private consulting company controlled by Mr. Innes.

(7)

Paid to Westvista Management Inc., a private consulting company controlled by Mr. Beattie.

(8)

Paid to PKA Financial Management Inc., a private consulting company controlled by Ms. Athwal.

Options and SARs

The Board of Directors of the Company established and shareholders approved an incentive stock option plan (the "2005 Plan"). The purpose of the 2005 Plan is to attract and motivate directors, officers and employees of, and service providers to, the Company and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through stock options.  All options granted are subject to a vesting schedule.

The following table discloses the particulars of options to purchase common shares or stock appreciation rights ("SARs") granted by the Company during the preceding financial year to the Named Executive Officers:

OPTION/SAR (1) GRANTS TO NAMED EXECUTIVE OFFICERS DURING

THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options Granted (#)	% of Total Options Granted to Optionees in Financial Year	Exercise Or Base Price ($/Security)	Market Value on the Date of Grant ($/Security)(2)	Expiration Date
John G. Paterson	50,000	3.81%	$12.00	$11.88	March 13, 2010
	75,000	5.72%	$10.40	$10.13	March 22, 2010
Daniel G. Innes	50,000	3.81%	$12.00	$11.88	March 13, 2010
	75,000	5.72%	$10.40	$10.13	March 22, 2010
Thomas W. Beattie	40,000	3.05%	$12.00	$11.88	March 13, 2010
	60,000	4.58%	$10.40	$10.13	March 22, 2010
Parkash K. Athwal	40,000	3.05%	$12.00	$11.88	March 13, 2010
	60,000	4.58%	$10.40	$10.13	March 22, 2010

(1)

No SARs were granted.

(2)

Closing price of the securities underlying Options on the date of grant.

The following table discloses the particulars of stock options of the Company exercised during the last financial year by the Named Executive Officers:

OPTION/SAR (1)  EXERCISES BY NAMED EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR END OPTION/SAR VALUES

Name	Securities Acquired On Exercise (#)	Aggregate Value Realized (2) ($)	Unexercised Options at December 31, 2005 (#) Exercisable/Unexercisable	Value of Unexercised In the Money Options At December 31, 2005(3) ($) Exercisable/Unexercisable
John G. Paterson	nil	nil	325,000/nil	308,750/nil
Daniel G. Innes	nil	nil	475,000/nil	2,117,000/nil
Thomas W. Beattie	nil	nil	353,000/nil	2,573,615/nil
Parkash K. Athwal	40,000	$307,400	180,000/nil	247,000/nil

(1)

As no SARs were granted, no SARs were exercised.

(2)

Aggregate value realized is the product of the number of shares acquired multiplied by the difference between the opening  market price on the day of exercise and the exercise price, notwithstanding that the Named Executive Officer may not have sold such shares or may have sold such shares at different prices.

(3)

Value is the product of the number of shares multiplied by the difference between the closing market price of $13.51 on December 31, 2005 and the exercise price.

Options and SARs Repricings

None of the options granted by the Company were repriced during the most recently completed financial year.  The Company has never granted any SARs.

Pension, Defined Benefit or Actuarial Plans

The Company does not have any pension, defined benefit or actuarial  plans.

Termination of Employment, Change in Responsibility and Employment and Management Contracts

The Company has entered into contracts with certain of the Named Executive Officers, or companies controlled by such Named Executive Officers, and the compensation paid pursuant to those contracts is disclosed under the section titled “Statement of Executive Compensation - Summary Compensation Table”.

The Company has also entered into a contract with each the Named Executive Officers whereby, in the event that the officer ceases to be an officer of the Company within a year of the date on which control of the Company changes, the Company will pay the following amounts:  John G.

Paterson, $792,000; Daniel G. Innes, $792,000; Thomas W. Beattie, $684,000 and Parkash K. Athwal, $558,000. The contracts provide that payment of such compensation is not triggered simply by voluntary resignation or termination for cause.

Composition of the Compensation Committee and Report on Executive Compensation

The Board of Directors has established a Compensation Committee consisting of three independent directors of the Company:  W. David Black, James B. Hume and William D. McCartney.  The Compensation Committee’s Report on Executive Compensation, presented to and accepted by the Board of Directors, is as follows:

Report on Executive Compensation

The Compensation Committee has prepared this report on executive compensation.  The Committee is responsible for making recommendations to the Board with respect to the compensation of the executives officers of the Company as well as with respect to the Company’s stock option plan.  The Committee also assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company.

In compensating its executive officers, the Company has employed a combination of base compensation and equity participation through its stock option plan.  In addition, the Company may from time to time award some of the executive officers or companies controlled by executive officers performance bonuses for the year.  The Company does not offer securities purchase programs, shares or units that are subject to restrictions on resale or other incentive plans, and, except for stock options, focuses on annual, rather than long-term, compensation.

Base Compensation

In the Committee’s view, paying base compensation that is competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives.  The Committee has set rates for the CEO’s base compensation that are competitive to those paid by mining and mineral exploration companies of a comparable size and listed on the S&P/TSX Small Cap and Capped Gold Indexes, and with operations at a similar or a more advanced stage.  In recommending the compensation for the remaining executive officers and the Board, the Committee reviews the CEO’s base compensation and compensation paid to equivalent executive officers within the industry.

Equity Participation

The Company believes that encouraging its executive officers and employees to become shareholders is the best way of aligning their interests with those of its shareholders.  Equity participation is accomplished through the Company’s stock option plan.  Stock options are granted to executive officers taking into account a number of factors, including the amount and terms of options previously granted, base compensation and performance bonuses and competitive factors. In 2005 the Board granted to all optionees options to purchase a total of 1,309,500 shares, which represented 2.84% of the outstanding shares of the Company at year end.

Performance bonuses

Performance bonuses awarded for 2005 were based primarily on a bonus matrix assessing three elements:  (1) share performance at year end compared to a basket of comparable gold stocks; (2) Company performance, and (3) individual executive officer’s performance. The CEO, however, in light of his large shareholding in the Company, requested that the Compensation Committee exclude him from any consideration of performance bonuses to be awarded in 2005.

Company’s Performance

Executive compensation is related to the Company’s performance in the form of performance bonuses awarded.  It is difficult in the mineral exploration industry, where concepts such as earnings per share or ‘profitability’ are inapplicable, to quantitatively measure the Company’s performance.  However, it is possible to apply qualitative metrics to this process, and the Company measures its performance by such items as:

▪

development of successful exploration prospects;

▪

the ability of the Company to recruit and attract professionals who are recognized as leaders within their sector;

▪

levels of employee satisfaction and retention;

▪

confidence of the investment community in the Company;

▪

investor confidence demonstrated by participation in the Company’s private placement financings;

▪

voting results from shareholder meetings; and

▪

absence of negative dealings with regulatory agencies.

CEO Compensation

The components of the CEO’s compensation are the same as those that apply to all of the Company’s executive officers, namely base compensation, performance bonuses and long-term incentives in the form of stock options.  In establishing the CEO’s compensation, the Board reviews salaries paid to other executive officers in the Company, salaries paid to other CEO’s within the industry and the CEO’s contribution to the affairs of the Company.

Performance Graph

The following graph compares the yearly percentage change in the Company's cumulative total shareholder return on its common shares (being the percentage increase (or decrease) in the trading price of its common shares on a yearly basis based on an investment in the Company's shares on December 31, 2000 and reflecting a two-for-one stock split in June 2004) with the cumulative total shareholder return of the S&P/TSX Composite Index and S&P/TSX Capped Gold Index assuming reinvestment of dividends.  For comparison purposes it is assumed that $100 had been invested in the Company's shares and in the securities contained in such index on December 31, 2000 and compounded annually thereafter.

S&P/TSX: -Composite Index	100.00	116.94	147.52	189.39	213.02	259.69
-Capped Gold Index	100.00	132.90	189.44	215.22	195.86	237.79
Company Index	100.00	98.50	518.51	1,477.00	918.51	1,000.74

Compensation of Directors

In 2005 the three independent directors of the Company were each paid as follows: W. David Black (Chair) $120,000 James B. Hume $25,000 and William D. McCartney $20,000. Compensation paid to the other two board members is disclosed under the section titled “Statement of Executive Compensation - Summary Compensation Table”.  In addition, stock options to purchase shares of the Company are granted to the Company's directors from time to time.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the current or former directors, employees or executive officers of the Company, none of the proposed directors of the Company and none of the associates of such persons is or has been indebted to the Company at any time since the beginning of the Company's last completed financial year.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

MANAGEMENT CONTRACTS

Management services for the Company are not, to any substantial degree, performed by persons other than the executive officers of the Company pursuant to consulting agreements (see “Statement of Executive Compensation – Termination of Employment, Change in Responsibilities and Employment and Management Contracts”).

APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, of Suite 2800, 1055 Dunsmuir Street, Vancouver, British Columbia, as auditors for the Company to hold office until the next Annual Meeting of the shareholders, at a remuneration to be fixed by the directors.  Deloitte & Touche were initially appointed auditors of the Company in 1992.

CORPORATE GOVERNANCE DISCLOSURE

The following Corporate Governance Disclosure meets the requirements of National Policy 58-201 Corporate Governance Guidelines  as well as National Instrument 58-101, Disclosure of Corporate Governance Practices, applicable to issuers whose securities are listed on the Toronto Stock Exchange.

Form 58-101F1 Corporate Governance Disclosure

1.

Board of Directors –

a.

The following directors are unrelated in that they are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Company, other than interests and relationships arising from shareholding:  W. David Black, James B. Hume and William D. McCartney.

W. David Black (Chair of the Board of Directors) was called to the British Columbia bar in 1967, practiced as an attorney specializing in corporate and securities law until December 2003 and is now retired.  Mr. Black has served on the boards of numerous public and private companies in the natural resource sector.  He has the business expertise to understand and evaluate financial statements that are prepared using both US and Canadian GAAP and the principles applied to natural resource companies’ financial statements.

James B. Hume is a Chartered Accountant and has worked as Chief Executive Officer of various companies involved in financial investment and management for the past 20 years.  He has the expertise to understand and evaluate financial statements that are prepared using both US and Canadian GAAP, the principles applied to natural resource companies’ financial statements and the internal controls required to accurately report the Company’s financial position.

William D. McCartney is a Chartered Accountant and was a founding partner of an accounting firm from 1984 to 1990.  He is President of a management company involved with providing corporate finance and administrative management services to private and public companies.  He has the expertise to understand and evaluate financial statements that are prepared using both US and Canadian GAAP, the principles applied to natural resource companies’ financial statements and the internal controls required to accurately report the Company’s financial position.  He currently serves as chair of the audit committee of a publicly traded pulp and paper company.

b.

The following directors are members of management and thus are not independent: John G. Paterson, Daniel G. Innes and Timo Jauristo.

John G. Paterson (President of the Company) is a Professional Geologist. He is a founding principal of Southwestern Resources Corp. and President, CEO and director of Superior Diamonds Inc. Mr. Paterson brings a wide range of exploration experience to Southwestern, having worked extensively in Canada, the United States, South America, Asia and Australia. Prior to founding Southwestern, Mr. Paterson was President of Frobisher Resources Pty.

Ltd., a private consulting company to senior mining firms working mainly in Australia and Indonesia. Much of his work was directed towards Archean gold deposits in Australia and included property/project generation, valuation, ore reserve and feasibility studies. He has worked in underground mining operations for Falconbridge Nickel Mines in Sudbury, Canada; as a Project Geologist for Uranerz Exploration and Mining Ltd., where he was involved in uranium exploration in Canada; and as a senior regional geologist with Uranerz Australia Pty Ltd. Mr. Paterson completed graduate courses in mineral exploration at Queens University and is a Fellow of the Geological Association of Canada and a member of the Australasian Institute of Mining and Metallurgy.

Timo Jauristo was appointed as a director on March 16, 2006 upon the announcement of the retirement of Daniel G. Innes.  He is a Professional Geologist with over 26 years experience in the mining industry and over the past five years was the General Manager – Corporate Development for Placer Dome Inc. Mr. Jauristo joined the Placer Group of Companies in 1990 and has held various positions including Senior Project Geologist, Executive Assistant to Vice President - Exploration, Country Manager - Spain, Regional Manager – Southeast Asia, Exploration Manager – Australia, and Manager - Business Development.  Prior to joining Placer, Mr. Jauristo worked for Newmont Australia, CSR Limited and Geopeko.  Mr. Jauristo was part of the team that discovered the Osborne copper-gold deposit in Queensland. Most recently, Mr. Jauristo was involved in Placer’s acquisition of the North Mara gold mine in Tanzania for U.S. $300 million, and the successful takeover of Auriongold for U.S. $800 million.

Daniel G. Innes, Director, has announced that he will not be seeking re-election as a director and thus is not a nominee for election at the Meeting.  Therefore a majority of directors is independent but for the brief period from March 16, 2006 to the date of the Meeting.

c.

A majority of directors is independent.

d.

Certain of the directors are presently a director of one or more other reporting issuers, as follows:

Director	Other Issuer
W. David Black	Quest Capital Corp. Maxy Gold Corp. Spur Ventures Inc. Viceroy Exploration Ltd.
John G. Paterson	Superior Diamonds Inc.
Daniel G. Innes	Lake Shore Gold Corp. FNX Mining Company
William D. McCartney	Mercer International Inc. Exeter Resource Corporation

e.

The independent directors hold regularly scheduled meetings at which members of management are not in attendance.  Since the beginning of 2005 the independent directors met four times when members of management were not in attendance.

f.

The Chair of the Board, W. David Black, is an independent director, which enhances the Board’s ability to function independently of management. It is the Chair’s responsibility is to ensure that the relationships between management, shareholders and the Board are efficient and effective. The Chair acts as a resource for the CEO, and at all times retains an independent perspective to represent the best interests of the Company.

g.

Attendance – The following chart illustrates the number of meetings of the Board and each committee and the directors’ attendance during 2005.

Director	Board 7 meetings	Committee
		Corporate Governance and Nominating 4 meetings	Audit Committee 5 meetings	Compensation Committee 3 meetings	Environment and Safety 1 meeting
W. David Black, Chair	7	4	5	3	n/a
John G. Paterson	7	n/a	n/a	n/a	n/a
Daniel G. Innes	6	n/a	n/a	n/a	n/a
James B. Hume	7	4	5	3	1
William D. McCartney	7	4	5	3	1

2.

Board Mandate – The written mandate of the Board is the following:

The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company.  The Board acts in accordance with the British Columbia Business Corporations Act; the Company’s Articles of Incorporation; the Company’s Code of Business Ethics and Conduct; the Mandate of the Board and the charters of the Board’s committees and other applicable laws and policies.  The Board approves all significant decisions that affect the Company before they are implemented.  As a part of its overall responsibility for the stewardship of the Company, the Board assumes responsibility for the following:

a.

Stewardship

The Board sets and supervises standards of corporate governance that create a culture of integrity throughout the Company, and guides the operations of the Company and management in compliance with the Company's constating documents and British Columbia corporate law, securities legislation in each jurisdiction in which the Company is a reporting issuer, and other applicable laws.

b.

Strategic Planning

The Board is actively involved in the Company’s strategic planning process.  The Board discusses and reviews all materials relating to the strategic plan with management.  The Board is responsible for reviewing and approving the strategic plan, which takes into account the opportunities and risks of the business.  Following the completion of each year, the Board undertakes a review of this strategic plan to assess the strengths, weaknesses and overall results of the plan.  The Board also receives reports of management on a regular basis throughout the year on the current and proposed operations of the Company and reviews the opportunities of the Company and assesses risks to which the Company is exposed so that the plan can be adjusted where required.

c.

Dealing with Risks

The Board, in its annual assessment of the strategic plan, identifies principal risks and considers how to monitor and manage the risks.  The principal risks to the Company have been identified as risks relating to the environment, safety, securities markets, commodity prices and currency fluctuations, legislative and title issues arising from operations in foreign jurisdictions and the fact that mineral exploration and development activities are inherently risky.  The Board has instructed management to assist the Board in identifying risks and to promptly alert the Board when a risk has materialized.  The board may from time to time appoint management, board members or advisors to assist in assessing different risks.

d.

Succession Planning

The Board, through the Compensation Committee, annually identifies the key individuals of the Company and, in consultation with management, determines how best to replace such individuals should the need arise.  The Board's policy is to select individuals who have the required expertise and would therefore require a minimum of training in order to assume their role with the Company.  Management is assigned the responsibility of training and advising the new person of the Company's policies and practices.  The CEO has primary responsibility for supervising and reviewing the performance of other senior management.  The Board is actively involved with the operations of the Company and therefore the performance of senior management is always under scrutiny.

e.

Communication Policy

The Communications and Corporate Disclosure Policy governs communication with shareholders and others and reflects the Company's commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Company's relationship with its shareholders.

f.

Internal Control And Management Information Systems

The effectiveness and integrity of the Company's internal control and management information systems contribute to the effectiveness of the Board and the Company.  To maintain the effectiveness and integrity of the Company's financial controls, the Board, through the audit committee which consists solely of independent directors monitors internal control and management information systems.

g.

Approach to Corporate Governance

The Board has appointed a Corporate Governance and Nominating Committee composed entirely of independent directors, and which has overall responsibility for developing the Company’s approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices in the form of the Company’s Guide to Corporate Governance.  The Corporate Governance and Nominating Committee is also responsible for identifying individuals qualified to become new board members and recommending to the Board the new director nominees for the next annual meeting of shareholders.

Individual directors may engage an outside adviser at the expense of the Company in appropriate circumstances, subject to the approval of the Chair of the Corporate Governance and Nominating Committee.

h.

Feedback

The Company’s website facilitates feedback from shareholders by permitting requests for information and sending messages directly to the Company.

i.

Expectations and Responsibilities of Directors

The Board is responsible for determining the committees of the Board that are required to effectively manage certain aspects of the Board's duties, and for ensuring that the committees have the requisite independence, competency and skill.  The Board approves and annually reviews the charters of the committees, and conducts, with the assistance of the Corporate Governance and Nominating Committee, annual reviews of the performance of the committees and their chairs.

Directors are responsible for attending Board meetings as well as meetings of committees of which the director is a member.  Directors are responsible for reviewing meeting materials in advance of the meeting.

Directors are responsible for fulfilling the Board’s expectations of Directors, as set out in the Position Description - Directors, in respect of:  Board Activity; Preparation and Attendance; Communication; Committee Work; and Business, Community and Industry Knowledge.

3.

Position Descriptions

a.

The Board has developed written position descriptions for the chair and the chair of each Board committee.

b.

The Board and CEO have developed a written position description for the CEO, which delineates the role and responsibilities of the CEO.

4.

Orientation and Continuing Education

a.

The Board takes the following measures to ensure that all new directors receive a comprehensive orientation regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the Company’s business:

i.

Each new director is provided with a copy of the Board Manual, which contains the Company’s policies and provides a comprehensive introduction to the Board and its committees; and

ii.

Each new director brings a different skill set and professional background, and with this information, the Chair is able to determine what orientation to the nature and operation of the Company’s business will be necessary and relevant to each new director.

b.

The Board takes the following measures to provide continuing education for its directors in order that they maintain the skill and knowledge necessary for them to meet their obligations as directors:

i.

The Board Manual is reviewed at least annually and revised materials are given to each director;

ii.

There is a technical presentation at Board meetings, focusing on either a particular property or a summary of various properties.  The question and answer portions of these presentations are a valuable learning resource for the non-technical directors; and

iii.

Annual attendance at one of the Company’s properties, to become acquainted with operational aspects.

5.

Ethical Business Conduct

a.

The Board has adopted a written Code of Business Conduct & Ethics for its directors, officers, employees and consultants (the “Code”), a copy of which is filed on SEDAR:

i.

A copy of the Code was provided to each director, officer, employee and consultant and will be provided to each new director, officer, employee and consultant upon joining the Company. In addition, if the Code is amended or revised, then a new copy is distributed;

ii.

In order to ensure compliance with the Code, the Board has established complaint procedures for financial concerns, and environment and safety concerns; and

iii.

There has never been a material change report filed, and more particularly not within the preceding 12 months, that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

b.

The Board complies with the conflict of interest provisions of the British Columbia Business Corporations Act, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

c.

In addition to the Code, the Board has also implemented a Communications and Corporate Disclosure Policy, a Policy on Stock Trading and Use of Material Information, and a Code of Employee Conduct to encourage and promote a culture of ethical business conduct.

6.

Nomination of Directors

a.

In order to identify new candidates for nomination to the Board, the Board considers the advice and input of the Corporate Governance and Nominating Committee regarding:

i.

the appropriate size of the Board, the necessary competencies and skills of the Board as a whole; and the competencies and skills of each existing director; and

ii.

the identification and recommendation of new individuals qualified to become new Board members.  New nominees must have a track record in general business management, special expertise in an area of strategic interest to the company, the ability to devote the time required and a willingness to serve.

b.

The Board has a Corporate Governance and Nominating Committee composed entirely of independent directors.

c.

The Corporate Governance and Nominating Committee is responsible for identifying individuals qualified to become new Board members and recommending to the Board the new director nominees. The Committee has the power to engage outside advisors and determine its own procedures.

7.

Compensation

a.

The process by which the Board determines the compensation for executive officers of the Company is described in the Report on Executive Compensation of the Compensation Committee.  The Board determines the compensation for the Company’s directors by comparison with publicly available information on other reporting issuers in the mineral industry.

b.

The Board has a Compensation Committee composed entirely of independent directors.

c.

The Compensation Committee is responsible for reviewing and recommending to the Board the CEO’s compensation; for evaluating the performance of the CEO; for making recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans; and reviewing executive compensation disclosure in advance of publication.  The Committee has the power to engage outside advisors and determine its own procedures.

8.

Other Board Committees

In addition to the audit, compensation and corporate governance and nominating committees, the Board has an Environment and Safety Committee.  The Environment and Safety Committee has overall responsibility for developing and monitoring standards for ensuring a safe, healthy work environment and sustainable development.  Committees of the Board are generally composed of independent directors, with the exception that the Environment and Safety Committee includes at least one member of management.

9.

Assessments

The Corporate Governance and Nominating Committee evaluates the effectiveness of the Board, its committees and individual directors.  Each committee conducts an annual assessment of its effectiveness and contribution, consisting of a review of its Charter, the performance of the committee as a whole.  The committee then submits a Committee Annual Assessment Report to the Corporate Governance and Nominating Committee, including recommendations.  In addition, the Board conducts an annual review of its performance, as well as that of the Chair of the Board.

STOCK OPTION PLAN DISCLOSURE

The following disclosure is pursuant to Toronto Stock Exchange’s requirement that companies disclose on an annual basis the terms of their security based compensation arrangements and any amendments that were adopted in the last fiscal year.  The principal features and terms of the stock option plan approved by shareholders and the Exchange in 2005 (the “2005 Plan”) are as follows:

a.

The Plan is a “rolling” stock option plan.  This means that the aggregate number of Common Shares which may be subject to option at any one time may not exceed 10% of the issued and outstanding shares of the Corporation as of that date.  This also means that, if options that are outstanding under the Plan are exercised, additional options can be granted so long as the total, with the new options, does not exceed 10% of the issued Common Shares of the Corporation on that date.

b.

Under the Plan, the Board of Directors is authorized to designate persons to whom options should be granted. Currently, employees, consultants and directors and officers of the Company and its subsidiaries are eligible participants in the 2005 Plan (“Eligible Participants”).

c.

As of March 21, 2006, the total number of shares that may be issued under the Plan and all of the Company’s prior stock option plans is 4,623,952 (10% of the 46,239,522 issued and outstanding shares), of which 520,952 remain reserved for issuance but not yet granted, such number to be automatically replenished to include shares issued upon exercise of options.

d.

The Plan provides that under no circumstances shall the Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of shares, result, at any time, in:  (i) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the issued and outstanding shares; (ii) the issuance to insiders, within a one year period, of a number of shares exceeding 10% of the issued and outstanding shares; or (iii) the issuance to any one

e.

insider and such insider's associates, within a one year period, of a number of shares exceeding 5% of the issued and outstanding shares.

f.

The exercise price for an option granted under the Plan is the “market price”, which is the volume weighted average trading price for the five trading days prior to the grant of options on which the company’s shares traded.  The Company presently does not have a share purchase plan and nor does it grant stock appreciation rights.

g.

Options granted have a vesting period if required by the Board or the Toronto Stock Exchange policies.  The Board has imposed a schedule, which is not  part of the Plan, on the vesting of options for insiders while all other options granted have a vesting period if the Board deems it necessary.

h.

Options may not be granted for a term exceeding 10 years.

i.

Options granted under the Plan may not be assigned by the optionee other than by will or pursuant to the laws of succession, and to a trust, RESP or RRSP or similar legal entity established by the optionee.

j.

If the optionee ceases to be an Eligible Participant for any reason other than death, then such optionee has 90 days within which to exercise any option not exercised prior to the date of ceasing to be an Eligible Participant.  Where, however, the employment or service contract with an optionee is terminated (i) without a valid cause, the Board may, in its discretion, amend the terms of any option held by such optionee to permit such person to exercise any or all of such options as if such optionee’s employment or engagement had not been terminated and (ii) for cause, the Board may, in its discretion, amend the terms of any options held by such optionee which have not been previously exercised such that the options will only be exercisable on the next five (5) business days following the date of personal delivery of a written notice of termination to the optionee.  In the event of death of an optionee, options held by such optionee may be exercised until the earlier of the expiry date of such options or one year from the date of death, after which the options terminate.

k.

The 2005 Plan requires shareholder approval for any of the following amendments to the Plan, as detailed in the Plan:

i.

any amendment to the fixed percentage of shares issuable under the Plan, including a change from a fixed maximum percentage to a fixed maximum number;

ii.

any change to the definition of “Eligible Participant” which would have the potential of broadening or increasing insider participation;

iii.

the addition of any form of financial assistance;

iv.

any amendment to a financial assistance provision which is more favourable to Optionees;

v.

the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying shares from the Plan reserve;

vi.

the addition of a deferred or restricted share unit or any other provision which results in Eligible Participants receiving shares while no cash consideration is received by the Company; and

vii.

any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities or may provide additional benefits to Eligible Participants, especially insiders of the Company, at the expense of the Company and its existing shareholders.

l.

The Plan requires disinterested shareholder approval for a reduction in the exercise price, or an extension of the term, of options granted to an Insider.

l.

The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the Plan that are not of the type contemplated above including, without limitation:

i.

amendments of a “housekeeping” nature;

ii.

a change to the vesting provisions of an option granted under the Plan not otherwise permitted by the Plan, such as reducing the vesting schedule of options granted to a consultant if the consultant becomes an employee;

iii.

a change to the termination provisions of an option granted under the Plan  which does not entail an extension beyond the original expiry date, such as extending the time period within which and Optionee’s legal representatives may exercise the options of a deceased Optionee from one year to eighteen months; and

iv.

the addition of a cashless exercise feature, payable in cash securities, which provides for a full deduction of the number of underlying shares from the Plan reserve, such as the introduction of stock appreciation rights.

m.

Options will be adjusted in the event of any consolidation or subdivision of Shares or the declaration of a dividend.  In the event of a take-over bid or a change of control, as defined in the Plan, the Options become vested and exercisable in accordance with the terms of the Plan.

AUDIT COMMITTEE DISCLOSURE

Information required by Multilateral Instrument 52-110, Audit Committees, is presented in the Company’s Annual Information Form, item 11, Audit Committee, which is filed on www.sedar.com.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company, nor any proposed director of the Company, nor any person who beneficially owns, directly or indirectly, shares of the Company or who exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction not otherwise disclosed herein which, in either case, has affected or will materially affect the Company, except as disclosed herein.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management is not aware of any matters to come before the Meeting other than those referred to in the Notice of Meeting.  Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.  Shareholders may contact the Company to request copies of the financial statements and Management Discussion and Analysis.  Financial information is provided in the Company’s comparative financial statements and Management Discussion and Analysis for its most recently completed financial year.

DIRECTORS’ APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular to the shareholders of the Company have been approved by the Board of Directors of the Company.

“Thomas W. Beattie”

DATED at Vancouver, B.C.

Thomas W. Beattie

March 21, 2006

Vice President, Corporate Affairs

SOUTHWESTERN RESOURCES CORP.

            REQUEST FOR FINANCIAL INFORMATION

Rather than receiving financial statements by mail, shareholders may choose to access them at the Company’s website (www.swgold.com) or through a database search at the System for Document Analysis and Retrieval (www.sedar.com). Under securities regulations, shareholders may elect annually to receive financial statements by mail by registering online with the Company’s transfer agent at www.computershare.com/ca/mailinglist or by completing and returning this letter to the Company’s transfer agent at:

Computershare Investor Services Inc.

100 University Avenue

9th Floor

Toronto, ON  M5J 2Y1

Computershare will use the information collected solely for the mailing of such financial statements. You may view their Privacy Code online or by requesting that they mail you a copy.

Please place my name on your financial statements mailing list to receive the following statements:

Interim Financial Statements and Management’s Discussion and Analysis	Annual Report and Management’s Discussion and Analysis

NAME (please print)

APT.	STREET NUMBER	STREET NAME

CITY	PROVINCE/STATE	POSTAL/ZIP CODE

__________________________

_________________________

Signature

           Date

By signing this form I certify that I am a shareholder of Southwestern Resources Corp.

SOUTHWESTERN RESOURCES CORP.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on May 5, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Pacific Time, on May 3, 2006.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.computershare.com/proxy

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

10MA06107.E.SEDAR/000001/000001A

Appointment of Proxyholder

The undersigned "Registered Shareholder" of Southwestern Resources Corp. (the "Corporationa") hereby appoints: John G. Paterson, or failing him, Thomas Beattie, or failing him, Timo Jauristo,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Southwestern Resources Corp. to be held at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia on May 5, 2006 at 10:00 AM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold
01. W. David Black	☐	☐
02. John G. Paterson	☐	☐
03. Timo Jauristo	☐	☐
04. William D. McCartney	☐	☐
05. James B. Hume	☐	☐

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2. Appointment of Auditors

	For	Withhold
Appointment of Deloitte & Touche LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

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Interim Financial Statements

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Annual Report

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